MAIL STOP
									August 21, 2006

Michael McChesney
President
Eastern Goldfields, Inc.
1660 Hotel Circle North, Suite 207
San Diego, CA
92108-2808

RE:	Eastern Goldfields, Inc.
	Form 10-SB
	Filed July 25, 2006
      File No. 0-52151

Dear Mr. McChesney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. According to Instruction 3 of section (b)(3) of Industry Guide
7,
estimates other than for proven or probable reserves shall not be disclosed. (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
)
Therefore,
* Report all reserve estimates in terms of the requirements of Industry Guide 7.
* Estimates of "mineral resources" should be removed from your disclosure, including financial statements. This includes all estimates of "measured," "indicated" or "inferred" "mineral resources," and the use of the mineral resource terminology.
* Remove disclose about other reporting codes, such as SAMREC
(South
African Code for Reporting Mineral Resources and Mineral Reserves) and JORC (Joint Ore Reserve Committee Code of the Australian Institute of Mining and Metallurgy). Modify Exhibit 99.1 (Glossary of Technical Terms) as needed.

2. Mineralization that cannot qualify as "reserves" under
Commission
definitions may be reported as "mineralized material," if it meets certain qualifications. As the staff use the term, mineralized material means a mineralized body, which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Note that "mineralized material" does not include: 1) material reported as reserves, and
2)
volumes and grades estimated by using only geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.
Only mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples can be called "mineralized materials." Grade cutoffs used to distinguish mineralized material from just mineralization should be calculated based on economically viable factors that are suitable for the particular site. Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.

3. Ensure that all technical experts cited in your disclosure have provided written consents and the consents are filed as exhibits.

4. You have attached technical studies, including appendices 99.3
and
99.4, as exhibits to your registration statement.  Industry Guide
7
(b)(7) specifically does not allow the inclusion of technical reports, feasibility studies and other highly technical data in documents filed with the Commission. Please remove these documents.

5. We may have more engineering comments after we review the material requested above.
6. Please update your financial statements to comply with Item
310(g)
of Regulation S-B.

Item 1. Description of Business, page 3

7. We note that prior to September 2005 you had minimal operations.
Please disclose whether you ever generated revenue from operations.

8. Please describe the change of control you reference in the second paragraph.

9. Please disclose whether Eastern Goldfields SA Limited had operations prior to your purchase of 100% of its stock.

10. Please disclose the business purpose of Eastern Goldfields SA
Limited`s share exchange with Eastern Goldfields Limited.

11. Please briefly describe the operations of each of Eastern Goldfields Limited`s three subsidiaries: Makonjwaan Imperial Mining
Company, Eastern Goldfields Exploration, and Centurion Mining Company. We note the property description starting on page 28.

12. You have disclosed proven and probable reserves in your filing.
Furnish to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section (c)(2) of Industry Guide 7. This includes:
* Copies of pertinent engineering and geological reports, and feasibility studies or mine plans concerning your property that are needed to establish the existence of reserves as defined in Industry
Guide 7. These include, but may not be limited to, a complete copy of your pre-feasibility study for the Lily mine, including all appendixes and cash-flow analyses, and any studies completed by Behre
Dolbear.
* A permitting and government approval schedule for the Lily mine, particularly identifying the primary construction approval(s) and your current location on that schedule.
Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

13. Provide us, as supplemental information, with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above.

14. Particularly with the removal of the technical studies from the appendixes as discussed above, ensure that material information about your properties is disclosed, as required by Section (b) of Industry
Guide 7. Also ensure that your usage of the terms "exploration" and
"development" meet the standards of Section (a)(4).

15. In your reserve table and supporting narrative, disclose:
* Your proven and probable reserves for the last two reporting annual periods.
* Metallurgical recovery, and prices and currency conversion factors used to calculate reserves.
* The average drill spacing for each category of reserve, and for the mineralized material.
* Cutoff grade and method of estimating reserves.

Company Drilling Program, page 6

16. Please explain what you mean by the fact that there were 25
"deflections."

17. Please explain the use of the terms footwall zone, intermediate zone and hanging wall zone as well as the significance of each.

18. Please explain what you mean by the fact that the Lily Mine is open-ended in depth.

Results of the Company`s Drilling Program, page 8

19. Please disclose the material terms of your agreement with Hatch
Associates Pty Limited and file it as an exhibit.

20. Please disclose the material terms of your agreement with Behre
Dolbear.

The Gold Market, page 9

21. Please describe your competitive position in your industry. Disclose your market share versus that of your nearest competitors.
State, if true, that you are a relatively small operator in a fragmented market and/or that the gold mining industry is dominated by larger companies with significantly more resources than you currently have.

Reports to Security Holders, page 10

22. Please disclose the steps you have or plan to take to get quoted on the OTC Bulletin Board.

23. Please revise to reflect the new Commission address.

Risk Factors, page 11

24. Please clarify in the last sentence of the first paragraph of this subsection that you are referring to elsewhere in your document.

Item 2. Management`s Discussion and Analysis or Plan of Operation, page 17

25. Expand your production table to include average grade produced.

26. Clarify during which periods listed your mine was profitable.
We
note your disclosure on page 15 in the first paragraph under "Overview" that your mine was "operationally profitable."

27. We note your statements on page 19 concerning substantial doubt that you will be able to continue as a going concern. We assume that this disclosure was made in error, based on your statements on page
18 and elsewhere that indicate that you will be able to meet your operational financial requirements for the remainder of 2006 without obtaining additional financing. We also note that your December 31,
2005 audit opinion did not refer to this substantial doubt. Please advise or revise.

28. Either in conjunction with the analysis of your operating results, or in a MD&A critical accounting policy, please provide the following information related to your deferred stripping costs. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25,
2002 meeting.

* Disclose the waste ore ratio used by each mine for each income statement period presented.
* Explain significant changes from period to period. To the extent the changes result in a material change in estimate, include all disclosure required by paragraph 35 of APB Opinion 20.
* Identify changes in this ratio from period to period; explain why the changes occurred and how these changes will impact your financial results.
* Disclose the extent to which the life of mine waste-to-ore ratio differs from the actual waste-to-ore ratio encountered during the period.
* Indicate whether the deferred stripping accounting resulted in an increase or a decrease to the reported ore grade extracted as compared to the actual ore grade extracted for each period presented.

Planned Exploration Program on Other Company Properties, page 20

29. Please describe the planned exploration programs on your other properties and their specific costs in greater detail.

Results of Operations for the Years Ended December 31, 2005 and
2004,
page 20

30. We note your tabular summary of information at the bottom of this page and the narrative analysis that follows it. We have the following comments:

* Please revise the captions seen in this table to conform to the captions seen on the face of your financial statements. For example, the measure called "Cash Operating Costs" appears to correspond to "Cost of Production" on the face of your income statement.
* The narrative analysis of Cash Operating Costs indicates that you are analyzing your operating costs before amortization. It is unclear to us why you are analyzing this non-GAAP measure instead of analyzing your GAAP Costs of Production. Please advise. Please revise your disclosure to either eliminate your reference to a non-
GAAP measure, or if you continue to present operating costs before amortization, provide all of the disclosures required by Item 10(h)
of Regulation S-B.
* It appears that the item in this table called "Cash Operating Loss" may be a non-GAAP measure. Please revise this table to either remove this item or to provide all of the disclosures required by Item 10(h)
of Regulation S-B.

31. Please clarify that the results of operations stem from work at the Lily Mine only.

32. Please explain what a "bench slope failure" is. We note your disclosure on page 21 in the first bullet point under "Comparative Results of the Last Two Fiscal Years."

Restructuring, page 22

33. Please clarify that when you state that $3,900,000 of
$4,400,000
due to a shareholder was capitalized, you mean that this amount owed was converted into capital stock.

Cost of Production, page 24

34. Please disclose the basis for your statement that the underground operation is anticipated to result in approximately 8 grams per ton during the first 3 years of operations commencing March 2007.

Results of Quarter Ended March 31, 2006, page 25

35. The analysis of your interim results appears to only address changes in your revenues. Please revise to also discuss significant changes in your costs of production or operating expenses.  In this
regard, it appears that your gross margin for the interim period improved significantly over the gross margins for fiscal years 2004 and 2005. Please revise to explain the underlying reasons behind this change.

36. Please revise to provide an analysis of results for the comparable interim period of the preceding year. Refer to Item
303(b)(2) of Regulation S-B. Also see our comment below concerning your interim financial statements.

Item 3. Description of Property, page 25

37. Please explain what you mean by the statement "all such properties have adequate access to support the Company`s mining operations."

38. Please disclose how you have specifically been or expect to be impacted by the South African Mining Legislation. Address, among other things, the cost of compliance.

Lily Mine Area, page 28

39. We note your statement that "while not yet substantiated, it is the Company`s assessment that this area contains a minimum 1 million ounce gold deposit." Please disclose the basis for this assessment.

40. Please update to disclose the current status of the amended
Environmental Management Programme and its costs. Please also revise to describe in more detail what this is.

Sheba Hills, page 29

41. Please disclose the number of claims you own in the Sheba
Hills
area as well as the nature of the land ownership.

42. Please disclose the costs of your planned exploration of this area.

Centurion, page 30

43. Due to the dormancy and need for processing facilities in this area, disclose the costs and anticipated time frame that development of this area would take. Please provide similar disclosure for the
Worcester Mine.

Description of Property - Company`s Prefeasibility Study and
Report
of Consultant, page 31

44. It appears that your disclosures in this section of your filing may not be complete. Please advise or revise.

Biographical Information, page 34

45. Please disclose the specific business experience of your officers and directors for the past five years, including names and dates of employment and directorships held in reporting companies naming each company. Refer to Item 401(a)(4)and (5) of Regulation S-B.

46. We note your disclosure in Mr. McChesney`s biography concerning his involvement in various mining companies and specifically, gold mining companies in South Africa. Please disclose the names of these mining companies in your revised filing. In addition, please disclose how the company will handle any conflicts of interest that exist or may arise if Mr. McChesney`s involvement in these mining companies is ongoing.

47. In the biography of Mr. Muftizade, please disclose the name of the U.S. corporation that conducted gold mining operations in the Middle East. Also, please disclose the countries in the Middle
East
in which the U.S. corporation conducted these gold mining operations.
Item 4. Recent Sales of Unregistered Securities, page 42

48. Please disclose the amount of consideration received for the issuance of 2,736,247 shares of common stock on October 1, 2005.
Please refer to Item 701(c) of Regulation S-B.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page F-8

49. We note from your balance sheet that the book value of your Property, plant and mine development, net decreased approximately $1 million from December 31, 2004 to December 31, 2005. Please help us to understand where this decrease is reflected in your cash flow statement. If the decrease is attributable to non-cash reasons, please revise your supplemental cash flow disclosures or your footnotes to clarify this matter.

Note 1 - Organization and History, page F-9

50. We note your disclosures concerning the merger between EGL and EGSA. We also note your disclosures in Note 11, which indicates that the A Class Preference Shares issued by EGSA in this merger are, in substance, equity of EGI. We assume from these disclosures that the economic substance of this merger was that EGI issued new equity to the shareholders of EGL in exchange for 100% of EGL`s outstanding common stock. We also assume that for accounting purposes this merger should be accounted for as a reverse acquisition in which EGL acquired EGI. Please confirm our assumptions, or tell us why our assumptions are incorrect. If our assumptions are correct, please revise your discussion of this merger here and throughout your filing to clarify that the substance of the merger was the acquisition of EGI by EGL.

51. Please supplementally provide us with equity statements for both
EGL and EGI from January 1, 2004 through the date of the merger. Based on those equity statements, please help us to understand how you are reflecting the recapitalization of EGL in your equity statement. In this regard, we assume that EGL`s historical equity should be restated based upon the equity that they received from EGI in the merger (i.e. the A Class Preference Shares) to give effect to the recapitalization in a manner similar to a stock split. Refer to
SAB Topic 4C. It is unclear to us that this is the manner in which you have presented the recapitalization. Please advise.

Note 2 - Summary of Significant Accounting Policies
Property, Plant and Mine Development, page F-10

52. Please tell us if you have capitalized any mine development costs other than those related to proven and probable reserves. If so, please quantify for us the amount of such capitalized costs, and tell us the accounting guidance that you relied upon in determining that it was appropriate to capitalize these costs.


53. We read that where it is anticipated that the life of the mine will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. As indicated in the minutes to the AICPA International Practices Task Force November 25, 2002 meeting, specifically the Appendix to those minutes, the SEC staff believes that reserve quantities used to calculate depreciation, depletion, and amortization rates should be derived solely from Industry Guide 7 reserves, i.e. proven and probable reserves. Please revise your financial statements and disclosure accordingly.


54. Please disclose, if true, that the proven and probable reserves quantities used to calculate your depreciation, depletion, and amortization do not include the proven and probable reserve quantities attributable to stockpiled inventory. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25, 2002 meeting.

Inventories, page F-13

55. Please clarify your accounting policy for stockpiled inventory to more clearly indicate what is included in this category. In this regard, please revise to clarify, if true, that stockpiled inventory represents unprocessed materials containing proven and probable reserve quantities that have been removed from the mine and for which management has reasonable certainty that these reserve quantities will actually be processed. If this is not your accounting policy for stockpiled inventory, please explain your accounting policy to us and tell us the accounting guidance that you relied upon. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25,
2002 meeting.

56. Either here or elsewhere in your filing where you believe it is appropriate, please disclose the following related to stockpiled and other inventories for each mine. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25, 2002 meeting.

* The amount of proven and probable reserve quantities attributable to them;
* The time period over which the proven and probability reserve quantities are expected to be processed; and
* Whether or not costs have been capitalized as inventory in the balance sheet, and, if so, whether any inventory write-downs have been recognized.

Deferred Stripping Costs, page F-14

57. We note that your deferred stripping cost asset is classified on your balance sheet as part of Property, Plant and Mine Development.
Please revise your balance sheet to reflect this deferred asset as a separate line item. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25, 2002 meeting.

58. Please tell us where you have classified the cash activity associated with deferred stripping costs in your statement of cash flows. If necessary, please revise to classify these cash activities as operating cash flows. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25, 2002 meeting.

59. Please provide the following additional disclosures concerning your accounting policies for deferred stripping costs. For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force November 25,
2002 meeting.

* Disclose the accounting methods used to measure and recognize production stage deferred stripping costs and credits. We expect this accounting policy to be disclosed in its own discrete section in your accounting policy footnote.
* Clarify when and under which circumstances mining costs associated with waste rock removal are deferred.
* Disclose the method used to defer and amortize post-production stripping costs.
* Define the term waste-to-ore ratio.
* Define the reserve quantities used to develop the waste-to-ore ratio.
* Disclose how deferred stripping costs or credits are evaluated for loss in value.

60. Either here or elsewhere in your footnotes, please provide the following additional disclosures concerning deferred stripping costs.
For the Staff`s views on this issue, please refer to the Appendix to the minutes to the AICPA International Practices Task Force
November
25, 2002 meeting.

* Indicate whether the deferred stripping accounting resulted in an increase or a decrease to production costs as compared to actual costs incurred for each period presented.
* Disclose that the full amount of postproduction stripping costs incurred will not be expensed until the end of the mine life.
* Disclose the year that the deferred costs and credits are expected to be fully amortized.
* Disclose the balance of deferred stripping costs or credits as of each balance sheet date, if not apparent from the face of your balance sheet, and disclose the related amount amortized for each period an income statement is presented.
Note 8 - Reclamation and Remediation, page F-20

61. Please revise your disclosures, either here or in Note 2, to provide your accounting policy related to your reclamation and remediation obligations. We note your discussion of FIN 47 in Note
2; however, this does not appear to reflect your policy for fiscal years 2004 and 2005. Please also provide the disclosures required by paragraph 22(a) of SFAS 143, or tell us why these disclosures are not necessary.

Note 10 - Minority Interest, page F-22

62. We read that the sale of 26% of EGL`s ordinary stock to Lomshiyo closed on February 2, 2006. This date appears to be supported by the related Funding Facilitation Agreement for Share Subscription, filed as Exhibit 10.3. If you received the note receivable from Lomshiyo and issued this stock to Lomshiyo after year end, it would be unclear to us that it was appropriate to reflect this transaction in your December 31, 2005 financial statements. Please advise or revise.

Note 11 - Capital Stock, page F-22

63. We note your statement that EGSA`s A Class Preference Shares are economically equivalent to common stock of EGI. Please provide us with a more detailed explanation of how you reached this conclusion.
Your response should specifically address the following:

* Please confirm, if true, that all A Class Preference Shares are convertible into EGI common stock.
* Please clarify whether such conversions are done at the option of
EGI, the option of the A Class Preference Shareholder, or the option of either party.
* Please confirm, if true, that A Class Preference Shares are convertible into EGI common stock on a one-for-one basis. If our assumption is correct, please explain to us why it appears from your disclosures and your equity statement that the 2,055,598 EGSA A Class
Preference Shares that were converted into EGI common stock by the non-South African A Class Preference Shareholders were converted into
2,736,247 shares of EGI common stock instead of being converted into
2,055,598 shares of EGI common stock. Please revise your disclosures in Note 11 to clarify this matter.
* Please confirm, if true, that A Class Preference Shares are convertible into cash based upon the current per share market price of EGI`s common stock. In this regard, we note your reference at the bottom of page F-23 to "an equivalent number of shares" of EGI`s common stock, which we assume indicates a one-for-one conversion ratio.
* Please provide us with more information about the EGI voting rights conferred by EGSA`s A Class Preference Shares. In this regard, we note that at the EGSA level, the holders of A Class Preference Shares have fewer voting rights per share than EGI`s shareholders have as the holders of EGSA`s common stock. Please clarify if this disparity in voting rights continues at the EGI level. Address this issue for the case where A Class Preference Shares have been converted into EGI common stock and for the case where the A Class Preference Shares remain outstanding.

64. If you believe that EGSA`s A Class Preference Shares are economically equivalent to EGI`s common stock, please tell us what consideration you gave to including these A Class Preference Shares in your calculation of EGI`s diluted earnings per share. We note your statement on page F-11 that you have no common stock equivalents which would dilute earnings per share. Please refer to paragraphs 26-29 of SFAS 128, and revise your disclosure on page F-11 as necessary.

65. Based upon your disclosures, we assume that the A Class Preference Shares are convertible at the option of the holder at any time into cash. If our understanding is correct, it is unclear to us why you have classified the A Class Preference Shares within EGI`s permanent equity. Refer to ASR 268, paragraphs 14-15 of EITF Topic
D-98, and Article 5-02.28(a)(2) of Regulation S-X.  Please advise.

Financial Statements for the Period Ended March 31, 2006

66. Please revise your interim financial statements to present a statement of operations and statement of cash flows for the comparable period of the preceding fiscal year. Refer to Item
310(b)
of Regulation S-B.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Thompson, Staff Accountant, at
(202)
551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at
(202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

      						Sincerely,


      						Pamela A. Long
      						Assistant Director
CC: 	Carmine J. Bua, Esq.
      (619) 280-8001
Michael McChesney
Eastern Goldfields, Inc.
Page 1 of 13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE